Exhibit D

PEGASYSTEMS TO ACQUIRE CHORDIANT

FAQ for KEY STAKEHOLDERS

The following materials were first used by Chordiant Software on March 15, 2010 for discussions with its employees, customers, investors and partners. Chordiant may use these materials in the future for similar purposes. This document has also been posted on Chordiant’s intranet website.

Key Messages

•

Under the terms of the agreement, Pegasystems will make a cash tender offer of $5.00 per share for all outstanding Chordiant common shares for a total purchase price of up to approximately $161.5 million, assuming all outstanding shares are tendered. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close late in the second calendar quarter of 2010. Chordiant reported revenue for its four quarters ended December 31, 2009 of $76.3 million and $52.3 million of cash and investments.

•

Pegasystems’ commitment to innovation and customer success has resulted in ten consecutive quarters of record revenue. Its industry-leading Build for Change® technology is both fueling widespread BPM adoption and being widely embraced to improve customer experience. Chordiant’s predictive decision management solutions are renowned for delivering increased customer lifetime value to their clients.

•

The combined company’s expanded global customer base, including many of the world’s largest organizations, can now take advantage of these complementary solutions. Both companies share a vision for transforming customer experience. Chordiant clients will be able to incorporate Pegasystems’ intent-driven process automation to enhance customer experience in their existing foundation and marketing solutions. Pegasystems’ clients can take advantage of Chordiant’s predictive decision management solutions, extensive CRM assets, and expertise in customer experience.

•	Chordiant will add additional domain expertise to Pegasystems’ strength in the Financial Services, Healthcare and Insurance verticals, and bring a strong presence in Telecommunications.

•

Many of the leading global systems integrators, who are part of Pegasystems’ growing alliance program, have also built practices around Chordiant software. This combination will enable an expanded partner network to enhance their practices and realize incremental growth.

•

The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in the second calendar quarter of 2010. During the period prior to the closing the businesses are required to operate as separate entities. Integration planning will occur during the closing period, and information will be communicated as it becomes available.

PEGASYSTEMS TO ACQUIRE CHORDIANT

FAQ for KEY STAKEHOLDERS

GENERAL QUESTIONS TO BE USED WITH CUSTOMERS, PARTNERS, EMPLOYEES, INVESTORS AND INDUSTRY ANALYSTS

Q.	What motivated this acquisition?

The combined company’s expanded global customer base, including many of the world’s largest organizations, can now take advantage of these complementary solutions. Both companies share a vision for transforming customer experience. Chordiant clients will be able to incorporate Pegasystems’ intent-driven process automation to enhance customer experience in their existing foundation and marketing solutions. Pegasystems’ clients can take advantage of Chordiant’s predictive decision management solutions, extensive CRM assets, and expertise in customer experience.

Q.	Who is Pegasystems?

Pegasystems (NASDAQ: PEGA) is an industry leader in Business Process Management (BPM) software solutions. They help some of the world’s largest organizations achieve new levels of agility, become more competitive, and innovate in ways they often did not know were possible. Their patented Build for Change® technology enables organizations to realize rapid and significant business returns. Pegasystems is being used by 7 of the top 10 insurance companies, 2 of the top 5 global telecommunications firms, 8 of the top 10 global banks, and is also being used by 4 of the top 5 health insurance payers with such companies as Farmers Insurance Group, JPMC, Aetna, AIG, Amgen, Bank of America, HSBC and numerous Blue Cross Blue Shield organizations.

Q.	Why the Pegasystems-Chordiant combination?

It brings together two highly capable organizations that will have more than a $375M million annualized revenue run rate. Together, the companies will be able to capitalize on the strengths each organization brings to the customer experience marketplace, including BPM, CRM and decision management.

Chordiant and Pegasystems hold a shared vision to develop the next generation of Customer Experience software that will combine back-office and front-office solutions aimed squarely at improving the customer experience and improving customer lifetime value for their respective clients and prospects.

Q.	How is this deal structured?

It is an all-cash transaction.

Q.	What is the value of this deal?

Under the terms of the agreement, Pegasystems will make a cash tender offer of $5.00 per share for all outstanding Chordiant common shares for a total purchase price of up to approximately $161.5 million, assuming all outstanding shares are tendered.

Q.	Who will make up the management team of the combined organization and what are their roles?

Pegasystems co-founder Alan Trefler, will continue as chief executive officer and chairman of the board of Pegasystems. The rest of the management team will be formed as the transition team goes through its work during the closing period. Both management teams are committed to growing and strengthening customer relationships for the combined entity.

PEGASYSTEMS TO ACQUIRE CHORDIANT

FAQ for KEY STAKEHOLDERS

Q.	Will this transaction require shareholder approval?

No– but more than 50% of outstanding Chordiant shares must tender their shares in the tender offer.

Q.	When do you expect the transaction to close?

We are assuming a typical process for the acquisition of a U.S. public company. Pegasystems will commence the tender offer once it files with the SEC the necessary documentation. We also need to receive HSR clearance, which is antitrust clearance. Assuming that all of this concludes without delays, we could close the transaction in the second calendar quarter.

Q.	How does this deal affect current Chordiant customers?

Until this transaction closes, nothing changes in terms of dealings with Chordiant. Upon closing, Pegasystems believes Chordiant customers will quickly see the benefits of dealing with a company that has a broader product offering, a wider global reach and stronger development and support organization. A product direction will be rolled out after the close of the transaction that details the integration of products.

Q.	How do customers benefit from this deal?

The combination of the two companies creates a larger, stronger organization with a wider global presence to better meet the growing requirements of our customers. In addition, Chordiant customers will have the benefit of the innovative technology integration of Pegasystems as it relates to BPM & CRM.

Q.	Who will call on me now?

Your existing relationship will not change between now and when the transaction closes. Should any changes occur after the close of the transaction you will be advised.

Q.	As these two companies combine will we see a negative impact on product development efforts

No. The plan would be to leverage the technology and innovation that both companies bring to the combined entity.

Q.	What happens to my current licensing agreements?

Current licensing agreements remain intact and will transfer to Pegasystems.

Q.	Can I demand a new licensing agreement given this wholesale change of ownership?

No. Change of ownership does not alter the terms of the in-place licensing agreement.

Q.	What is the future of the Chordiant product lines?

After the close of the transaction, Pegasystems will share future product direction and focus.

Q.	Will my maintenance rates increase?

At this time we do not anticipate an increase in current contracted maintenance rates.

PEGASYSTEMS TO ACQUIRE CHORDIANT

FAQ for KEY STAKEHOLDERS

Q.	What, if any, is the product overlap between Pegasystems and Chordiant’s product lines?

The transaction is largely complementary in nature and both companies participate in the customer experience (BPM & CRM) marketplace.

ADDITIONAL EMPLOYEE QUESTIONS

Q.	What are the next steps?

It is important for all employees to stay laser focused on executing our current business strategy for it is the strength of this business that has brought us this opportunity.

Q.	What happens during the closing period?

During the closing period it must be business as usual. We all need to go about our jobs in the best way, providing excellent products, support and service for all our customers and partners around the globe. The need for this is clear. It is our collective responsibilities to focus on our jobs and perform at our usual high standards.

Q.	What will happen to my stock?

All RSUs and RSAs will be accelerated and cashed out upon the close of the transaction. Stock options with exercise prices less than or equal to $6.00 per share will be assumed by Pegasystems and converted into equivalent Pegasystems options based upon a conversion ratio set forth in the merger agreement.

Q.	Will our jobs be protected? And when will we know for sure?

Once the transaction closes we will know more about the final organizational structure and will communicate to you at that point. While there may be some redundancies, the good news is that Pegasystems is growing and hiring rapidly. Pegasystems currently anticipates adding approximately 200 additional jobs in the coming year.

Q.	Will there be any office closures?

Joint work on integration planning will happen between now and the close. During that time we will determine organizational structure and work out office requirements.

Q.	Will the sales commission plans remain the same for 2010?

The current commission plans should remain the same through fiscal 2010.

Q.	Will my reporting relationship stay the same?

We will know more about the organization structure after the close of the deal.

Q.	Typically when one company buys another there are redundancies. How quickly will any downsizing be determined and what is Pegasystems standard layoff package?

We will know more about redundancies after the deal closes and integration planning begins. One of the reasons that Pegasystems is acquiring Chordiant if for its people and its technology. Pegasystems is growing and hiring rapidly. They currently have more than 160 job openings posted on their website.

PEGASYSTEMS TO ACQUIRE CHORDIANT

FAQ for KEY STAKEHOLDERS

ADDITIONAL INVESTOR QUESTIONS

Q.	Is Chordiant precluded from accepting offers from other potential bidders?

No, the terms of the agreement allow Chordiant to evaluate additional offers.

Q.	How will Pegasystems finance the transaction?

The transaction will be financed from their current cash position. There are no financing contingencies associated with this transaction.

Additional Information About the Proposed Transaction and Where To Find It

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. Stockholders of the Company are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the tender offer is commenced, Pegasystems Inc. and Maple Leaf Acquisition Corp. will file tender offer materials with the U.S. Securities and Exchange Commission, and the Company will file a Solicitation/Recommendation Statement with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these documents will be made available by Pegasystems Inc. by mail to 101 Main Street, Cambridge, MA 02142-1590.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, the Company and Pegasystems Inc. file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by the Company or Pegasystems Inc. at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The Company’s and Pegasystems Inc.’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.